Testing the Waters Materials Related to Series #GWLETTER

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#GWLETTER

1780 HANDWRITTEN GEORGE WASHINGTON LETTER (SIGNED)

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CURRENT VALUE: $150,000

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DETAILS GALLERY LEGAL

DESCRIPTION OF SERIES 1780 GEORGE WASHINGTON LETTER

Investment Overview

•Upon completion of the Series #GWLETTER Offering, Series #GWLETTER will purchase a 1780 George Washington Handwritten Letter to his Director of Intelligence as the Underlying Asset for Series #GWLETTER (The “Series 1780 George Washington Letter” or the “Underlying Asset” with respect to Series #GWLETTER, as applicable), the specifications of which are set forth below.

•George Washington was the first president of the United States, the commander of the Continental Army, and is considered one of the “Founding Fathers” of the United States.

•The Culper Spy Ring was a small group of intelligence-gathering operatives formed by Benjamin Tallmadge from his hometown of Setauket, Long Island. The group “would become the most effective of any intelligence-gathering operation on either side during the Revolutionary War.”

•The Underlying Asset is a 1780 George Washington Handwritten Letter to his Director of Intelligence.

Asset Description

Overview & Authentication

•George Washington was born on February 22, 1732, in Westmoreland County, Virginia.

•In 1734, the Washington family moved to Little Hunting Creek Plantation (later renamed Mount Vernon).

•In 1749, Washington began working as a professional surveyor.

•In November 1752, Washington was appointed “adjutant for the southern district of Virginia,” which gave him the rank of Major.

•On October 31, 1753, Washington (now a 21-year-old Major) was sent by Virginia Governor Robert Dinwiddie to deliver a message to the French, who had been moving troops into British territory. After reaching the French post at Fort Le Boeuf on December 11, Washington “nearly drowned” in the frigid Allegheny River, “and was forced to spend a freezing night on an island without shelter.” Washington’s account of this trip was published by Dinwiddie, “establishing an international reputation for George Washington by the time he was 22.”

•As a lieutenant colonel in April 1754, Washington led around 150 men into a battle with French soldiers, eventually surrendering. “The campaign ended in humiliation for Washington and ignited the French and Indian War.”

•Washington resigned in October 1754 “in resentment of the slighting treatment and underpayment of colonial officers and particularly because of an untactful order of the British war office that provincial officers of whatever rank would be subordinate to any officer holding the king’s commission.”

•Despite his resignation, Washington still wanted to be a part of the war effort. He wrote to a friend that his “inclinations” were “strongly bent to arms.”

•In 1755, Washington acted as a volunteer aide to General Edward Braddock, who had been sent from the King of England to push the French back out of Ohio County. During a battle, Washington “had two horses shot out from under him and four bullet holes shot through his coat.” As a result of “his conduct,” Washington was given command of the entire military force of Virginia. “With a few hundred men he was ordered to protect a frontier some 350 miles long. Although this was a frustrating assignment, it provided him with experience in commanding troops through an arduous campaign.”

•For much of his life, Washington had not shown much interest in politics, but was “irked” by The Proclamation of 1763, which limited the colonists’ autonomy to move and settle westward. Since he held interests in “speculative westward ventures,” Washington began to support the revolutionary cause, telling George Mason at Mount Vernon in 1768 that he would take up arms whenever his country called him.

•Washington served as a delegate to the First Continental Congress in 1774, and “[b]y the time the Second Continental Congress convened a year later, the American Revolution had begun in earnest, and Washington was named commander in chief of the Continental Army.”

•As the General of the Continental Army, Washington led his troops to Valley Forge in December 1777, where they would remain until June 1778. This period would come to be known as a defining point in his military career.

•Washington was elected president on January 7, 1789 and was inaugurated on April 30, 1789.

•Washington’s farewell address was published in the American Daily Advertiser on September 19, 1796, after he served two terms in office. The now-famous address expressed “principles he believed should guide the growing nation in the future, including unity, patriotism and neutrality.”

•Washington died on December 14, 1799.

•Benjamin Tallmadge joined the Continental Army and first saw action in the Battle of Lon Island in august 1776.

•In December 1776, Tallmadge was appointed a captain in Colonel Elisha Sheldon’s 2nd Regiment of Light Dragoons, becoming a major in April 1777.

•In November 1778, Washington appointed Tallmadge to the position of director of Military Intelligence “with the objective of securing information on the British in New York City.”

•Tallmadge formed the Culper Spy Ring (under the pseudonym John Bolton) to employ espionage, passing intelligence out of New York via a system “in which numbers were substituted for common words, names, and places to encode messages, and provided a key to Washington, Woodhull, and Robert Townsend, another member of the spy ring.”

•Washington supplied invisible ink to aid the efforts, and according to Mountvernon.com “It is clear that this ink saw significant use.”

•In July 1780, Tallmadge and his “Culper Spy Ring prevented a British fleet from sailing for Rhode Island in July 1780,” which was considered responsible for foiling the plans of Major General Marquis de Lafayette and Comte de Rochambeau to land 6,000 troops in Newport.

•According to Mountvernon.org: “…a plan of misinformation was put into motion, giving the British the false impression that Washington was planning an attack on New York. This supposed threat caused them to quickly recall their ships from the Rhode Island expedition.”

•Tallmadge played a “significant role” in apprehending a British spy named John André involved in the treason of Benedict Arnold. André had been captured in September 1780 under a fake name and his involvement with Arnold was unknown. Tallmadge was suspicious however, and prevented his transfer to Arnold’s headquarters at West Point.

•Following the receipt of the Underlying Asset, which sought information regarding British troops closing in on New York from the South, Washington wrote on November 28th: "I received with much pleasure the report of your successful enterprise upon Fort St George and the Vessel with Stores in the Harbour—and was particularly well pleased with the destruction of the Hay; which must, I should conceive, be severely felt by the Enemy at this time."

•The letter described above references Tallmadge’s successful mission rowing across the Long Island Sound to capture and burn down the British fort, Fort St. George. On the return trip, Tallmadge and his cohorts burned 300 tons of hay that the British had stockpiled in anticipation of winter.

Notable Features

•The Underlying Asset is a 1780 George Washington Handwritten Letter to his Director of Intelligence.

•The Underlying Asset is a letter written by Washington to Benjamin Tallmadge dated November 4, 1780, requesting an assessment of British troop strength in New York City and Long Island.

•The Underlying Asset consists of the following text: "You would oblige me by ascertaining as soon as possible the following things… The number of Troops and different Corps that composed the last detachment which is supposed to have gone to the Southwd…The truth of the present report of another Imbarkation taking place—when it will happen—& to what amount in Men & Corps—and who is to commd. the detachment… The present disposition of the remaining Troops on Long Island and York Island and the number at each place…You cannot be too expeditious in your communications on these heads—distinguishing between things certain and matters of mere report.—"

•The Underlying Asset is signed by Washington along with the letter on one and a half pages of laid paper.

•The Underlying Asset was given by Tallmadge to his descendent Frederick Havemeyer, the mayor of New York. Havemeyer wrote on November 26, 1845, that the Underlying Asset was “the last & only letter that I possess written entirely by Genl Washington to my venerable parent."

Notable Defects

•The Underlying Asset shows signs of wear consistent with its age and condition.

Details

Series 1780 George Washington Letter
Artifact Type	Handwritten Letter
Writer	George Washington
Date	November 4, 1780
Signature	George Washington
Provenance	Benjamin Tallmadge, Mayor of New York William Frederick Havemeyer and his descendants

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1780 George Washington Letter going forward.

#GWLETTER | $150K

COMPARABLE ASSET VALUE

ASSET VALUE
+224.6%

TRANSACTIONS
15

"George Washington and Benjamin Tallmadge masterminded what would become the most successful and enduring espionage network of the war."

INTEL.GOV

April 2019

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#GWLETTER | *Visuals*

Not a single member of the Culper Spy Ring was unmasked during the war.

LAUNCH GALLERY ›

#GWLETTER | *Timeline*

Feb. 1732 — George Washington is born in Westmoreland County, Virginia.

Oct. 1753 — Major Washington is sent by the Governor of Virginia to deliver a message to the French, who had been moving troops into British territory. After reaching the French post, Washington suffers a series of bad breaks on his return journey, forcing him to brave the freezing cold elements without shelter. His account of this trip is published and helps to establish an international reputation for the young man.

Jul. 1755 — Washington joins the French and Indian War. During a battle, Washington has two horses shot out from under him and finds four bullet holes in his coat, earning him greater esteem among the military community as well as more responsibility.